UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Turkcell Iletisim Hizmetleri hereby furnishes to the Securities and Exchange Commission the information set forth in the following Exhibit Index. The attached annual report is the translation of an Annual Report that was prepared in accordance with the Capital Markets Board of Turkiye, and includes certain financial information prepared in accordance with Turkish Accounting Standards (“TAS”) / Turkish Financial Reporting Standards (“TFRS”) and audited in accordance with standards on auditing as issued by the Capital Markets Board of Turkey and Independent Auditing Standards which are part of the Turkish Auditing Standards as issued by the Public Oversight Accounting and Auditing Standards Authority of Turkey.

EXHIBIT INDEX

Exhibit	Title

Exhibit 99.1	Turkcell 2023 Integrated Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 4, 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 4, 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer